As filed with the U.S. Securities and Exchange Commission on November 19, 2020

File No. 333-195493
File No. 811-22961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. <u>40</u>	[ ]
Post-Effective Amendment No.	[X]
and/or	
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 43	[X]

<u>Alpha Architect ETF Trust</u>
(Exact Name of Registrant as Specified in Charter)

213 Foxcroft Road
Broomall, Pennsylvania 19008
(Address of Principal Executive Offices, Zip Code)

(215) 882-9983
(Registrant's Telephone Number, including Area Code)

Wesley R. Gray
213 Foxcroft Road
Broomall, Pennsylvania 19008
(Name and Address of Agent for Service)

Copy to:
Michael Pellegrino, Esq.
Pellegrino, LLC
303 West Lancaster Avenue, Suite 302
Wayne, PA 19087

It is proposed that this filing will become effective
[ ]   immediately upon filing pursuant to paragraph (b)
[X]   On December 19, 2020 pursuant to paragraph (b)
[ ]   60 days after filing pursuant to paragraph (a)(1)
[ ]   on pursuant to paragraph (a)(1)
[ ]   75 days after filing pursuant to paragraph (a)(2)
[ ]   on _____ pursuant to paragraph (a)(2) of Rule 485.

      If appropriate, check the following box

[X]   this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

The sole purpose of this filing is to delay the effectiveness of the Registrant's Post-Effective Amendment No. 31 (the "Amendment") to its Registration Statement (filed on August 12, 2020) with respect to its series, the Merlyn.AI Best-of-Breed Core Momentum ETF and the Merlyn.AI SectorSurfer Momentum ETF, until December 19, 2020, the effectiveness of which was previously delayed pursuant to Post-Effective Amendment No. 37 to the Registrant's Registration Statement on Form N-1A, filed on October 22, 2020. Parts A, B and C of the Amendment are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940, the Trust certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-1A under Rule 485(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 40 to the Registrant's Registration Statement (File No. 333-195493) to be signed on its behalf by the undersigned, duly authorized, in the City of Broomall, State of Pennsylvania, on this 19th day of November, 2020.

ALPHA ARCHITECT ETF TRUST

By: /s/ Wesley R. Gray
Wesley R. Gray
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wesley R. Gray Wesley R. Gray	Trustee and President	November 19, 2020
/s/ John R. Vogel John R. Vogel	Treasurer and Chief Financial Officer	November 19, 2020
/s/ Patrick Cleary Patrick Cleary	Secretary and Chief Compliance Officer	November 19, 2020
/s/ Daniel Dorn Daniel Dorn*	Trustee	November 19, 2020
/s/ Michael Pagano Michael Pagano*	Trustee	November 19, 2020
/s/ Emeka Oguh Emeka Oguh*	Trustee	November 19, 2020

By: /s/ Wesley R. Gray
      Wesley R. Gray
      Attorney-in-Fact
      (Pursuant to Power of Attorney previously filed with Post-Effective Amendment No. 25 to the Registrant's registration statement on January 28, 2020)